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SECURITI 07001936 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 508 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 34TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SELDON T. CLARKE 212-344-6334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FEKETE & BLOOM, CPAs
(Name – *if individual, state last, first, middle name*)

30 MONTGOMERY STREET (Address) JERSEY CITY (City) NEW JERSEY (State) 07302 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

EXHIBIT A - OATH OF AFFIRMATION

EXHIBIT B - ACCOUNTANT'S REPORT OF INTERNAL CONTROL

EXHIBIT C - ANNUAL REPORT

EXHIBIT D – SCHEDULE I

OATH OR AFFIRMATION

I, SELDON T. CLARK, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertaining to the firm of

508 SECURITIES, INC., as of

DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title



Notary Public

MARY C. MAHONEY
A Notary Public Of New Jersey
My Commission Expires 2/25/2007

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3796
(201) 434-6875
FAX (201) 434-8759

ACCOUNTANT'S INTERNAL CONTROL REPORT

508 Securities, Inc.
40 Wall Street, 34th Floor
New York, New York 10005

In planning and performing our audit of the financial statements and supplemental schedules of 508 Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of

continued

the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



January 25, 2007

---oOo---

508 SECURITIES, INC.

ANNUAL REPORT

DECEMBER 31, 2006

---oOo---

CONTENTS

ACCOUNTANT'S REPORT

STATEMENT OF FINANCIAL CONDITION

STATEMENT OF INCOME

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS (3 Pages)

SUPPLEMENTAL SCHEDULE:

I. COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITY AND EXCHANGE COMMISSION (4 Pages)

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3796
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

508 Securities, Inc.
40 Wall Street, 34th Floor
New York, New York 10005

We have audited the accompanying statement of financial condition of 508 Securities, Inc., an S-Corporation, as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 508 Securities, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 25, 2007

STATEMENT OF FINANCIAL CONDITION

508 Securities, Inc.

ASSETS

		DECEMBER 31, 2006
Current		
Cash		
Signature Bank – checking account	$ 6,310	
– money market	22,794	
– Dreman soft dollar account	11	
Spear, Leeds & Kellogg – money line	156,363	$185,478
Commission receivable		48,956
Prepaid NYC General Corporation tax		10,063
Property and equipment, at cost		
Office and computer equipment	370,923	
Less accumulated depreciation	346,950	23,973
		$268,470

See notes to financial statements

STATEMENT OF FINANCIAL CONDITION

508 Securities, Inc.

LIABILITIES AND STOCKHOLDERS' EQUITY

	DECEMBER 31, 2006
LIABILITIES	
Accrued expenses	$ 98,025
NYS Franchise tax payable	425
Total Liabilities	98,450
STOCKHOLDERS' EQUITY	
Common stock – par value $1,000 Authorized – 10 shares Issued – 10 shares	10,000
Accumulated adjustments account	160,020
Total Stockholders' Equity	170,020
	$268,470

See notes to financial statements

STATEMENT OF INCOME

508 Securities, Inc.

	FOR THE YEAR 2006	
REVENUE		
Commission Income		$2,245,186
EXPENSES		
Officer's salary	$ 1,800	
Office salaries	1,120,775	
Payroll taxes	67,377	
Pension contribution	30,287	
Clearance charges	109,702	
Error account	9,821	
Commission expense	62,988	
NYSE dues and expenses	323,843	
Seat lease	12,500	
Office expense	58,564	
Quotron	77,928	
Insurance	74,753	
Travel and automobile expenses	82,903	
Meals and entertainment	94,961	
Professional fees	161,322	
Charitable contributions	20,431	
Telephone	120,625	
Dues and subscriptions	48,129	
Miscellaneous	8,434	
Depreciation	6,244	2,493,387
OPERATING (LOSS)		(248,201)
Other Income		
Dividend income	11,278	
Interest income	2,174	13,452
(LOSS) BEFORE TAXES		(234,749)
Income and Franchise taxes		
Federal	0	
New York State	425	
New York City	468	893
NET (LOSS)		**($ 235,642)**

See notes to financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

508 Securities, Inc.

	FOR THE YEAR 2006
CAPITAL STOCK	
Common	
Balance at beginning of year	$ 10,000
Issuance of shares	0
Balance at end of year	10,000
ACCUMULATED ADJUSTMENTS ACCOUNT	
Balance at beginning of year	$680,662
Net (loss)	(235,642)
Distributions	(285,000)
Balance at end of year	160,020
TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR	**$170,020**

See notes to financial statements

STATEMENT OF CASH FLOWS

508 Securities, Inc.

		FOR THE YEAR 2006
Cash Flows from Operating Activities:		
Net (Loss)	($235,642)	
Adjustments to Reconcile Net (Loss) to Net Cash provided by Operating Activities		
Increase in accounts receivable	(6,558)	
Depreciation	6,244	
Decrease in prepaid expenses	2,500	
Increase in prepaid taxes	(10,063)	
Decrease in accrued liabilities	(227,430)	
Decrease in taxes payable	(3,347)	
Net Cash provided by Operating Activities		($474,296)
Cash Flows from Investing Activities		
Purchase of property and equipment	(25,751)	
Net Cash provided by Investing Activities		(25,751)
Cash Flows from Financing Activities		
Distributions	(285,000)	
Net Cash provided by Financing Activities		(285,000)
NET (DECREASE) IN CASH		**(785,047)**
CASH AND EQUIVALENTS AT JANUARY 1, 2006		**970,525**
CASH AND EQUIVALENTS AT DECEMBER 31, 2006		**$185,478**
Supplemental Cash Flow Disclosures:		
Income tax payments		$ 14,303
Interest payments		$ 1,634

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

508 Securities, Inc.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a New York S-Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is an S-Corporation and is not subject to federal income taxes at the corporate level. The Company is also an S-Corporation for New York State tax purposes and accordingly these financial statements reflect income taxes at the reduced level. The amount of current and deferred state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses are recognized in the financial statements for the changes in deferred tax liabilities between years.

NOTES TO FINANCIAL STATEMENTS

508 Securities, Inc.

Depreciation

Depreciation is provided on a straight-line basis over their estimated useful lives and the Code Section 179 Expense Depreciation.

Membership Sale

The previously contributed membership in the New York Stock Exchange (NYSE) was sold on September 15, 2005 for $2,900,000 by Seldon T. Clarke. He recognized any gain or loss as owner of the membership.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $100,000 in accounts in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks. At December 31, 2006, the Company's uninsured cash balance totaled $0.

4. PENSION PLAN

The Company established a 401K Contributory Profit Sharing Plan effective January 1, 1999. All employees on January 1, 1999 are eligible to participate in the plan. Thereafter, an employee is eligible the first day of the month following completion of three months' employment. Participants may elect to contribute up to 12% of compensation for the plan year, up to the maximum allowed by the Internal Revenue Service for that tax year. The employer will make non-elective contributions to the plan of 3% of the total compensation

paid for that plan year to the participants in the plan. The employer has the discretion to contribute a greater amount of non-elective contributions for a plan year. This contribution is allocated to each participant in the plan based on each participants' proportionate share of the total compensation paid to participants for the plan year. Participants' interest in contributions made by the employer is 100% vested at all times. A Company contribution accrual of $30,277 is incurred for the period ending December 31, 2006.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $28,641, which was $6,535 in excess of its required net capital of $22,106.

6. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
December 31, 2006			
Federal	$ 0	$ 0	$ 0
New York State	425	0	425
New York City	468	0	468
	$893	$ 0	$893

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		As of December 31, 2006
Total ownership equity from Statement of Financial Condition		$170,020
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		170,020
Add:		
Liabilities subordinated to claims of general creditors allowable In computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		170,020
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition (See List A)	$136,731	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-proprietary capital charges	0	
Other deductions and/or charges	0	(136,731)
Other additions and/or allowable credits		
Total non-allowable accrued liabilities from Statement of Financial Condition (See List B)		425
Net Capital before haircuts on securities positions		33,714
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	5,073	
Undue concentration	0	
Other	0	(5,073)
NET CAPITAL		**$ 28,641**

See notes to financial statements

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 6,535
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
Net capital requirement	$ 6,535
Excess net capital	$ 22,106
Excess net capital at 1000%	$ 18,839

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		$ 98,025
Add:		
Drafts for immediate credit	$ 0	
Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	
Other unrecorded indebtedness	$ 0	0
Total aggregate indebtedness		$ 98,025
Percentage of aggregate indebtedness to net capital		342%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A AS OF DECEMBER 31, 2006

	DECEMBER 31, 2006
Net capital, as reported in company's Part II (unaudited) focus report	$ 27,926
Audit adjusts to accrue additional expenses (net)	715
Income taxes (net)	0
NET CAPITAL per above	**$ 28,641**

	DECEMBER 31, 2006
LIST A	
Clearing deposit	$100,000
Commission receivable	2,695
Office and computer equipment	23,973
Prepaid NYC General Corporation tax	10,063
	$136,731
LIST B	
New York State Franchise tax payable	**$ 425**

NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are <u>not</u> presented as part of these financial statements:

- Computation for determination of reserve requirements
- Information relating to possession or control requirements

END